                                           Filed by: Healtheon/WebMD Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company: Medical Manager Corporation
                                                  Commission File No.: 000-17822


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD CORPORATION AND MEDICAL MANAGER CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF MEDICAL MANAGER CORPORATION AND HEALTHEON/WEBMD CORPORATION WITH RESPECT TO THE MERGER.

                               [Background Photo]


[Healtheon (TM)/ WebMD (SM) LOGO]

Connecting the Global Healthcare Marketplace

         SEC LEGEND

         This communication has been filed with the SEC pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Healtheon/WebMD Corporation, OnHealth Network Company, Medical Manager, Inc., CareInsite, Inc. and ENVOY Corp. that have been filed with the Securities and Exchange Commission, including the proxy statements/registrations statement that are required to be filed with respect to the transactions described in the following presentation prior to the vote of the shareholders of the respective companies and the issuance of the common stock of Healtheon/WebMD Corporation in the mergers.




                                               [Healtheon (TM)/ WebMD (SM) LOGO]

         E-Healthcare Opportunity

[Photo]                    Situation        -  $1.4 trillion industry

                                            -  Information intensive,
                                               yet paper-based

                                            -  Fragmentation

                                            -  Antiquated IT
                                               infrastructure

                                            -  Rising costs



                                              [Healtheon (TM)/ WebMD (SM) LOGO]

                       The Potential: E-Health Could Reach
                              $370 Billion by 2004




[Graphic]         [Graphic]         [Graphic]        [Graphic]         [Graphic]
2000              2001              2002             2003              2004
$16 B             $37 B             $87 B            $190 B            $370 B





Source:  Forrester                             [Healtheon (TM)/ WebMD (SM) LOGO]

         E-Healthcare Opportunity
                                                        -    Infinite reach
                                                             and scale
                                                        -    Open, compatible
                          Health                             across platforms
                        Management

                      Transactions                      -    Inexpensive

                  E-commerce

                 On-line
              Communities

         Information
         Search

        E-mail
        [above phrases inside
        arrow pointing to phrases
        at right]

Information [arrow] Transactions





                                               [Healtheon (TM)/ WebMD (SM) LOGO]

                       Consumer Usage of the Internet for
                                    Healthcare
                    Millions of Adult Healthcare Users Online


-   48% of adults online access
    Internet for healthcare

-   Internet healthcare population is
    growing at twice the rate of
    overall online population

-   Internet healthcare users are
    looking for:                                 [Graph comparing projected growth in use of
     - Specific disease conditions (52%)          internet by all online users and by E-health
     - Diet and nutrition (36%)                   consumers]
     - Medications (33%)
     - Physical fitness (29%)
     - Support groups (13%)




Source:  Cyber Dialogue, 1999                  [Healtheon (TM)/ WebMD (SM) LOGO]

                        Low Healthcare EDI Penetration -
                            Ready for a New Solution

                                     1998 EDI                All Claims Volume
                                 Penetration Rate              #           %

Hospital                                84%                458.5           10.4%

Pharmacy                                88%              1,834.0           41.4%

Physician                               40%              1,764.0           39.8%

Dental                                15.5%                374.5            8.5%

Total                                   62%              4,431.0            100%
[arrow pointing up to 40%
and 15.5% which are
circled]

Stalled by:
-      High cost of proprietary front end
-      Narrow functionality of typical solutions
-      Limited value proposition to physician

Source:  Health Data Directory                 [Healtheon (TM)/ WebMD (SM) LOGO]

         HIPAA
         Health Insurance Portability & Accountability Act of 1996


Purpose:  Administrative Simplification
-    Improve efficiency and effectiveness of
     the health care system by STANDARDIZING
     the ELECTRONIC EXCHANGE of
     administrative and financial data
                                                            [Background Photo]
-    Protect security and privacy of
     transmitted information




                                               [Healtheon (TM)/ WebMD (SM) LOGO]

         Enormous Cost-Benefits
         Net Savings Potential As HIPPA Matures ($ Billions)


                                                                        Total
                                                      Savings           $60.4 B
                                                      Net Savings       $42.3 B


         [Graph]

                                                        Costs           $18.1 B

     - Providers accumulate $26.1 billion in administrative in savings
     - Payors accumulate $9.4 billion in savings
     - Employers accumulate $6.8 billion in savings



Source:  Workgroup For Electronic Data Interchange (WEDI) Report

                                               [Healtheon (TM)/ WebMD (SM) LOGO]

     Much Pressure to Change Healthcare


         [Photo]                                               [Photo]
        PROVIDERS                                              CONSUMERS

                         [Photos connected by triangle]



                                     [Photo]
                                   HEALTHCARE
                                    INDUSTRY


                                               [Healtheon (TM)/ WebMD (SM) LOGO]

      Customers

         Provider                                                Consumer
         [Screen Shot]                                           [Screen Shot]

                                  www.webmd.com

                          [arrows from each screen shot
                                pointing at logo]

                                 [Healtheon (TM)
                                WebMD (SM) LOGO]

                       [arrows from each graphic pointing
                            to both graphic and logo]


                                                                    Partner and
                 IDNs/                                                 Supply
  Payors       Hospitals      Labs       Pharmacies     PharmCo       Services
[graphic]      [graphic]    [graphic]     [graphic]     [graphic]    [graphic]


                                              [Healtheon (TM)/ WebMD (SM) LOGO]

                                 Business Model

Provider                                             Consumer                       [graphic] Transactions
[Screen Shot]                                   [Screen Shot]

                                  www.webmd.com
                 [arrows from each screen shot pointing at logo]                    [graphic] Advertising &
                                 [Healtheon (TM)                                              E-Commerce
                                WebMD (SM) LOGO]

                       [arrows from each graphic pointing
                           to both graphic and logo]
                                                                                    [graphic] Subscriptions


                                                                                    [graphic] Products &
                                                                                              Services

   Payors         IDNs /        Labs       Pharmacies      PharmCo      Partner & Supply
                Hospitals                                                   Services
  [graphic]     [graphic]    [graphic]      [graphic]     [graphic]        [graphic]


                                               [Healtheon (TM)/ WebMD (SM) LOGO]

         2000 Strategy:
         Execute and Operationalize

1    Integrate acquired assets

2    Grow transactions and utilization

3    Implement against new and existing
     partnerships




                                               [Healtheon (TM)/ WebMD (SM) LOGO]

         Integrate Acquired Assets

-    New organization geared towards execution

-    Key managers for Consumer/Professional

-    Product integration teams mobilized

-    Rationalization of functions and facilities

-    Creating common culture with unified goals




                                               [Healtheon (TM)/ WebMD (SM) LOGO]

                         Grow Transactions & Utilization

[arrow enclosing words]
Paper, Phone, Fax
-    27 Billion

         [arrow enclosing words]
         EDI Transactions                                        [graphic]
         [ENVOY LOGO]                                          www.webmd.com

                  [arrow enclosing word]
                  Internet
                  -   Real-time health plans
                  -   Focus on physician-
                       installed base
                  -   Distribute through
                      PMS partners


                                               [Healtheon (TM)/ WebMD (SM) LOGO]

                          Grow and Deliver Partnerships


-    Enhance offerings and             More                                 More
     monetize the network              Partners                          Content

-    Create the "network effect,"      [graphic of arrows interconnecting text]
     accelerates traffic and
     revenues                          More                                 More
                                       Economic                          Traffic
                                       Value





                                               [Healtheon (TM)/ WebMD (SM) LOGO]

                  Key Metrics

[arrow enclosing words]                  -    Total Transactions
Transaction Revenues                     -    Internet Transactions

[arrow enclosing words]                  -    Page Views
E-Commerce Revenues                      -    Unique Visitors
                                         -    Duration
                                         -    Community Registrations

[arrow enclosing words]                  -    Physician Members
Subscription Revenues

[arrow enclosing words]                  -    Content Syndication
Products and Services                    -    Application Development
                                              Achievements



                                               [Healtheon (TM)/ WebMD (SM) LOGO]

                           Financial Revenue Progress
                                   $ Millions

Products/Services     [arrow]

Subscriptions         [arrow]

Advertising /         [arrow]                        [graph illustrating 98%
E-Commerce                                           increase in aggregate
                                                     Revenue from items listed
Transactions          [arrow]                        at left from Q4 1999
                                                     ($33.2 million) to Q1 2000
                                                     ($65.9 million)]




                                               [Healtheon (TM)/ WebMD (SM) LOGO]

Transaction Progress


                 Total Transactions                                              Internet Transactions
                 Millions                                                        Millions



[graph illustrating 10% increase in total transactions              [graph illustrating 47% increase internet
    from Q4 1999 (119 million) to Q1 2000 (131 million)]       transactions  from Q4 1999 (3.4 million) to Q1 2000
                                                                             (4.8 million)]

                                                  [Healtheon(TM)/WebMD(SM) Logo]

Traffic Progress


         Consumer Page Views
         Millions



         [graph illustrating 47% increase in consumer page views from Q4 1999 (74 million) to Q1 2000 (109 million)]





                                              [Healtheon (TM) / WebMD (SM) LOGO]

    Traffic Progress

Unique Visitors*                                        Community Registrations
Millions                                                Millions
[graph illustrating 70% increase in unique visitors    [graph illustrating 71% increase in community
from Q4 1999 (1.7 million) to Q1 2000 (2.9 million)]   registrations from Q4 1999 (0.7 million) to Q1 2000
                                                       (1.1 million)]



*Source:  Media Metrix

                                             [Healtheon (TM) / WebMD (SM) LOGO]

                 Subscription Progress
                 Thousands




         [graph illustrating 52% increase in subscriptions from Q4 1999 (80,000) to Q1 2000 (1,215,000)]






                                              [Healtheon (TM) / WebMD (SM) LOGO]

         The Healthcare Opportunity


         -    Market position

         -    Partnerships
                                            -   Bringing healthcare
         -    Content                           together

         -    Technology and
              connectivity         [arrow]  -   Delivering value to
                                                all participants
         -    Distribution

         -    Brand




                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Healtheon/WebMD Global Expansion

         [background graphic]


-    Develop key partnerships to efficiently
     leverage assets globally

- Leader in convergence of online, on-air media, alternative health assets

-    A two-tier approach:
- Tier One: Vertically - integrated businesses in core countries - U.K., Canada, Germany, Australia
- Tier Two: Create strategic alliances for global content distribution




                                              [Healtheon (TM) / WebMD (SM) LOGO]

         International Partnerships


[News Corporation LOGO] News Corporation

         - 50/50 JV - WebMD Intl, LLC
         - $100 M cash investment, $300 M in media

[msn (TM) Microsoft (R) LOGO]
         - Healtheon/WebMD health content provider

[Softbank LOGO]
         - 60/40 JV to form WebMD Japan



                                              [Healtheon (TM) / WebMD (SM) LOGO]

                       NewsCorp International Media Assets

              UK                                   Germany                            Italy
Broadcast                 Entertainment            Broadcast                       Broadcast
[Sky LOGO]                [20th Century Fox LOGO]  [TM 3 LOGO]                     [STREAM LOGO]
4MM subscribers                                    25 MM subscribers               200,000 subscribers
                          Publishing
Newspaper                 [LOGO]                   Print
[News International       Harper Collins           [Kirch LOGO]
Newspapers Ltd. LOGO]
8.7 MM total circulation

Online
[NewsNet LOGO]            Radio
                          [Talk Radio LOGO]



                                              [Healtheon (TM) / WebMD (SM) LOGO]

                       NewsCorp International Media Assets

               Australia                                Canada                         Asia
                                                                                  (Greater China)
Broadcast                   Entertainment          In-store                       Broadcast
[FOXTEL LOGO]               [20th Century Fox      [NEWS AMERICA MARKETING LOGO]  [STAR TV LOGO]
1.3 MM subscribers          LOGO]                  4,200 locations                51 MM subscribers

Newspaper                   Publishing             Entertainment                  Online
[NEWS LIMITED LOGO]         [LOGO]                 [20th Century Fox LOGO]        [Star Interactive LOGO]
5 MM daily combined         Harper Collins
circulation

Online                      Themed                 Publishing
[News Interactive LOGO]     Attractions            [LOGO]
                            [Fox Studios           Harper Collins
                            Australia LOGO]
In-store
[NEWS AMERICA MARKETING
LOGO]
1,900 locations


                                              [Healtheon (TM) / WebMD (SM) LOGO]

                       NewsCorp International Media Assets

                                  Latin America

                 Broadcast                            [FOX SPORTS (TM) LOGO]
                 [FOX LOGO]                           10 MM subscribers
                 11 MM subscribers

                 Online
                 [Canal Fox Interactive LOGO]

                 Entertainment
                 [20th Century Fox LOGO]



                                              [Healtheon (TM) / WebMD (SM) LOGO]

              Rollout Timeline

Canada
-    MSN Channel - Live                              -   MSN Channel - Aug 2000
-    WebMD - Sep 2000                         UK -   -   WebMD - Oct 2000

                              [background graphic]

                                  France      Germany
                            -   MSN - Q1 01   -   MSN Channel - Dec 2000
                                              -   WebMD - Q1 01


                                                   Australia
                                                   -    WebMD - Q1 01



                                                [Healtheon (TM)/WebMD (SM) LOGO]

                                                              [Background Photo]


[Healtheon (TM) / WebMD (SM) LOGO]

Connecting the Global Healthcare Marketplace

         Physician's Offices

                                                                Benefit
                                                        -    Informed decisions
                                                        -    Time savings
                    [Screen Shot]                       -    Cost savings
                                                        -    Better, faster
                                                             reimbursement




MENU                                         [Healtheon (TM) / WebMD (SM) LOGO]

         Consumers

                                                               Benefit
                                                        -    Empowerment
                                                        -    Community
                    [Screen Shot]                       -    Informed decisions
                                                        -    Convenience
                                                        -    Choice
                                                        -    Healthier lives



MENU                                           [Healtheon (TM) /WebMD (SM) LOGO]

         Health Plans

                                                              Benefit
                                                   -    Better service to
                                                        members and
                    [Screen Shot]                       physicians
                                                   -    Efficiency and lower
                                                        cost
                                                   -    Market differentiation
                                                        and branding



MENU                                         [Healtheon (TM) / WebMD (SM) LOGO]

         IDNs

                  [Screen Shot]                                 Benefit
                                                      -    Physician loyalty
                                                      -    Patient referrals
                                                      -    Cost savings and
                                                           efficiency
                                                      -    Flexible platform for
                                                           enterprise web-based
                                                           applications
                                                      -    Better, faster
                                                           reimbursement from
                                                           payors
                                                      -    Local market
                                                           differentiation and
                                                           branding



MENU                                          [Healtheon (TM) / WebMD (SM) LOGO]

         Labs

                  [Screen Shot]                                 Benefit
                                                      -    Provide better, more
                                                           convenient service to
                                                           physicians
                                                      -    Efficiency and cost
                                                           savings



MENU                                          [Healtheon (TM) / WebMD (SM) LOGO]

         Pharmacies

                  [Screen Shot]                                 Benefit
                                                      -    Efficiency and lower
                                                           cost
                                                      -    Faster, accurate
                                                           reimbursement
                                                      -    Reduced labor for
                                                           pharmacist
                                                      -    Consumer
                                                           Marketing/branding
                                                      -    Revenue
                                                           enhancement



MENU                                          [Healtheon (TM) / WebMD (SM) LOGO]

         Pharmaceutical Companies

                  [Screen Shot]                                 Benefit
                                                      -    Lower cost, faster
                                                           drug development
                                                      -    Enhanced consumer
                                                           brand awareness and
                                                           product demand
                                                      -    Higher ROI for
                                                           marketing dollars
                                                      -    More efficient and
                                                           effective provider
                                                           sales



MENU                                          [Healtheon (TM) / WebMD (SM) LOGO]

         Medical Device Companies and Suppliers

                  [Screen Shot]                                 Benefit
                                                      -    Low cost access to
                                                           aggregated
                                                           physicians and
                                                           consumers
                                                      -    Distribution channel
                                                           for services
                                                      -    Speed to market
                                                      -    High-quality content
                                                           creation
                                                      -    Branding
                                                      -    E-commerce review



MENU                                          [Healtheon (TM) / WebMD (SM) LOGO]

                                             [Background Photo]

[Healtheon (TM) / WebMD (SM) LOGO]

Connecting the Global Healthcare Marketplace

         Transaction Revenues

EDI               Medical                    Pharmacy
                  -    Claim                 -    Claim                          -    Moderate growth
                       submission                 Adjudication       [arrow]     -    Drivers - HIPAA

Internet          -    Eligibility           -    Prescription*                  -    Greatest growth
                  -    Referrals             -    Refills                             & leverage
                  -    Claims status         -    Drug history       [arrow]     -    Higher margins
                  -    Lab                   -    Formulatory                    -    Up-front investment
                  -    Patient                                                   -    Up-take will ramp
                       information*                                                       -    PMS integration
                                                                                          -    Connectivity
                                                                                          -    Adoption



[Graphic]                                     [Healtheon (TM) / WebMD (SM) LOGO]

         Advertising / E-Commerce Revenues

-    Carriage fees paid by
     partners to reach                                [KIVA LOGO]
     physicians and
     consumers                                    [HealthStream LOGO]

-    E-commerce revenue                        [MeadJohnson (TM)
     sharing                                   Nutritionals LOGO]

-    Advertising on                         [Medtronic LOGO]
     consumer /
     professional pages
                            [Lilly LOGO]  [medibuy.com LOGO]


[Graphic]                                     [Healtheon (TM) / WebMD (SM) LOGO]

         Subscription Revenues

-    Net $25 per physician per
     month, includes free
     subscriptions from
     physician's office managers/
     staff

-    3rd party subscription                  [Du Pont (R) LOGO]
     sponsorship

-    11 million member months                [Microsoft (R) LOGO]
     pre-sold

-    Captured upon
     physician enrollment


[Graphic]                                     [Healtheon (TM) / WebMD (SM) LOGO]

         Product and Services Revenues

-    Content licensing,
     syndication, and
     Cable TV

-    Internet application                            [Quintiles
     development for                                  Transnational LOGO]
     partners

-    Transitional IT                         [News Corporation LOGO]
     Services




[Graphic]                                     [Healtheon (TM) / WebMD (SM) LOGO]

         Re-Structure Overview


   [CareInsite LOGO]    +    [Medical Manager (R) LOGO]    +    [Healtheon (TM)
                                                               WebMD (SM) LOGO]





[Graphic]                                     [Healtheon (TM) / WebMD (SM) LOGO]

         New Deal Terms

Terms...

- Healtheon/WebMD will issue 2.5 shares of common stock for each share of Medical Manager

-    The exchange ratio for CareInsite remains unchanged at
     1.3 shares

-    New Ownership Breakdown for Medical Manager/
     CareInsite:
     -   Outstanding:   35.5%
     -   Fully Converted:   37.5%



                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Key Strategic and Management/
         Board Changes

WebMD...

-    Combined entity to be re-named at the closing of the Mergers
     Management...
     -   Mike Long                  -   Remains Chairman
     -   Marty Wygod                -   Becomes Co-CEO WebMD
     -   Jeff Arnold                -   Becomes Co-CEO WebMD
     -   Marv Rich                  -   Becomes President

Board...

-    Equal representation between Medical Manager/CareInsite and
     Healtheon/WebMD and one additional director, Dennis Gillings from Quintiles Transnational



                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Integration and Strategic Planning

Integration and Planning committee formed, headed by Marv Rich and Steve Grant

-    Key Goals:

     - Determine the best way to manage and organize the companies' business

     - Identify synergies to be implemented immediately upon closing of the mergers

Companies will immediately begin development work necessary to integrate WebMD Practice with the Medical Manager System

- Additionally, teams will begin to pilot a beta of the integrated services with select Medical Manager physician users


                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Complementary Strengths

         [CareInsite LOGO]                        [Medical                        [Healtheon (TM) /
                                              Manager (R) LOGO]                    WebMD (SM) LOGO]
-    Clinical applications           -    Physician installed             -    Leading consumer
-    PMS integration                      base (185,000)                       and physician portals
-    NE market presence              -    Distribution network            -    Partnerships
-    Extensive payer relationships        (2,500 sales force -            -    Connectivity
-    AOL relationship                     190 offices)                    -    Content
-    Cerner relationship             -    Local support                   -    Distribution
                                          Infrastructure                  -    Brand




                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Key Benefits of the Merger

Physician adoption               -    185,000 physicians
                                 -    Additional 2,500 sales people, 190 offices
                                 -    Installation and utilization support

Transaction growth               -    Tight integration with PMS
                                 -    Part of office work flow

Strong payer value               -    Payer-specific care management guidelines
proposition                      -    Shared savings approach

Product enhancement              -    PMS Integration
                                 -    Clinical enhancements
                                 -    Consumer-physician transactions
                                 -    Integration with Cerner systems (1,000
                                      institutions)

Execution capabilities           -    Top management talent
                                 -    Operations expertise
                                 -    Local deployment and support



                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Integrated Professional Portal

-    Remote access to practice management
     systems
-    Content
-    E-Commerce
-    Communications
-    Practice management transactions
     -    Scheduling                                               [Screen Shot]
     -    Charge capture and billing                               www.webmd.com
     -    Demographics
     -    Eligibility
     -    Referrals and authorizations
     -    Claims submission / remittance
-    Clinical transactions
     -    Patient medical record
     -    Lab orders/results
     -    Prescriptions and renewals
     -    Payer rules and best practice
          guidelines
- Connectivity with labs, payers, pharmacies and hospital systems



                                              [Healtheon (TM) / WebMD (SM) LOGO]

         Integrated Consumer Portal

-    Remote access to practice
     management systems
                                                               www.webmd.com
-    Content

-    E-Commerce

-    Communications

-    Personal health record

-    Consumer - physician transactions       [Screen Shot]
     -    Scheduling appt
     -    Bill status
     -    Refill request                     Your Health Plan's co-
     -    Lab results                           branded web page
                                                   @webmd.com


                                                               [Screen Shot]
-    Consumer - payer transactions
     -    Enrollment / re-enrollment
     -    Benefits coverage, co-pay, deductible inquiries
     -    Physician referral / PCP assignment
     -    Claim status                                      Your Physician's co-
                                                              branded web page
-    Connectivity with payer, physician,                         @webmd.com
     pharmacy





                                              [Healtheon (TM) / WebMD (SM) LOGO]